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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

May 28, 2021

Re:	Victoria’s Secret & Co. Draft Registration Statement on Form 10-12B Submitted April 16, 2021 CIK No. 0001856437

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Nicholas Lamparski Jacqueline Kaufman

Ladies and Gentlemen:

On behalf of our client, Victoria’s Secret & Co. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form 10-12B (the “Draft Registration Statement”) contained in the Staff’s letter dated May 14, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting an amended Draft Registration Statement on Form 10-12B (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

2	May 28, 2021

Draft Registration Statement on Form 10-12B submitted April 16, 2021

Exhibit 99.1 - Preliminary Information Statement
Note Regarding the Use of Certain Terms, page ii

1.
Your statements that the industry and market data included in your information statement “could prove to be inaccurate,” “could be wrong . . . because information cannot always be verified,” and you “do not know all of the assumptions . . . that were used in preparing the forecasts from the sources relied upon or cited herein” may imply an inappropriate disclaimer of responsibility with respect to third-party information included in your information statement.  Please either delete these statements or specifically state that you are liable for such information.  As a related matter, your disclosure here provides that some of the third-party publications, studies and reports contained in this information statement “were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.”  Given VS’s business operations and financial performance for 2020 have been materially impacted by the COVID-19 pandemic, please indicate what third-party estimates provided do not include the impact of the COVID-19 pandemic, and tell us why you believe such estimates would be useful to investors in making an investment decision about your business.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of Exhibit 99.1 to the Amended Draft Registration Statement accordingly. The Company further advises the Staff that the third-party information included in the information statement was published after the COVID-19 pandemic began and has accordingly deleted the statement referenced above.

Overview, page 1

2.
We note references in this section as well as in your Business section that allude to VS being profitable or improving its profitability.  We also note that for fiscal years 2019 and 2020 VS reported net losses.  Further, we note that the company’s net sales decreased substantially in fiscal year 2020 and that the company’s gross profit has decreased substantially in fiscal years 2020 and 2019.  Please revise this section to balance your discussion with the company’s recent net losses in fiscal years 2019 and 2020, the company’s decreased net sales in fiscal year 2020, and the company’s decreased gross profit in fiscal years 2019 and 2020.  Please also discuss the debt that you intend to incur in connection with the separation in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1-2 and 89-90 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.

Summary

Our Competitive Strengths Global Scale at Retail, page 2

3.
We note you disclose that VS’s “recent and decisive actions to evolve [y]our positioning and promote inclusivity and diversity have allowed [you] to attract new customers while also deepening [y]our connection with existing ones” and that VS had 25 million active customers as of January 2021.  Please define the term active customers, and provide information on how many active customers you had in previous years for comparison.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 90 of Exhibit 99.1 to the Amended Draft Registration Statement to define the term active customers and to clarify that we believe such actions will allow us to attract new customers and deepen our connection with existing customers on a go forward basis. Because the number of active customers in 2020 was negatively impacted by the COVID-19 pandemic, our 25 million active customers in 2020 represent a decline from 32 million active customers in each of 2019 and 2018.

3	May 28, 2021

Risk Factors, page 17

4.	We note that VS has experienced net losses. Please add risk factor disclosure to address this, if true, for the most recent two fiscal years.

Response:

The Company respectfully acknowledges the Staff’s comment and has added risk factor disclosure on pages 25 and 26 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.

Risks Relating to Our Common Stock

Our amended and restated bylaws will designate Delaware..., page 37

5.
We note that the exclusive forum provision in your amended and restated bylaws will designate the state courts of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) as the exclusive forum for certain litigation, including “any derivative action or proceeding.” Please disclose whether the provision will apply to actions arising under the Securities Act or Exchange Act.  If it does, state that there is uncertainty as to whether a court would enforce such provision.  If the provision will apply to actions arising under the Securities Act, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended and restated bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included additional disclosure on pages 38 and 134 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.  The Company advises the Staff that the Company will include substantially similar disclosure in future filings describing the exclusive forum provision contained in the Company’s amended and restated bylaws, as applicable.

Conditions to the Distribution, page 45

6.
We note that L Brands, Inc., in its sole discretion, can waive certain conditions to the spin-off, including that (i) all actions and filings necessary under federal or state securities laws related to the transaction shall have been taken; (ii) the acceptance of VS’s common stock for listing on the NYSE; (iii) a legal opinion has been received providing that, for U.S. federal income tax purposes, the distribution and restructuring will qualify as a generally tax free distribution and reorganization for U.S. federal income tax purposes or non-U.S. tax purposes; and (iv) any necessary government approvals have been obtained.  Please update your disclosure to discuss the potential consequences to stockholders if L Brands, Inc. waives such conditions and proceeds with the spin-off.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 14 and 47 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.

4	May 28, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Impacts of COVID-19, page 61

7.
Please include a specific discussion of the costs VS incurred and any other negative impacts on the company as a result of the COVID-19 pandemic.  In addition, please quantify the reduced capital expenditures, suspended store and office rent payments and other factors you implemented in 2020 as a result of COVID-19, and clarify to what extent the measures are ongoing.  Further, we note your disclosure elsewhere in your filing that VS’s direct/digital channel sales increased by 31% in fiscal 2020.  Please revise your disclosure to indicate the extent to which you believe the pandemic was responsible for the increase in your direct/digital channel sales, and include a discussion of whether you expect the growth in your direct/digital channel sales to continue after the pandemic subsides.  Refer to CF Disclosure Guidance Topics No. 9 and 9A.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•
The Company has revised the disclosure on pages 67 and 68 of Exhibit 99.1 to the Amended Draft Registration Statement to further clarify the negative impacts on the Company as a result of the COVID-19 pandemic. The Company further advises the Staff that the most significant impact to its business was lost sales due to temporary store closures, pandemic-related operating restrictions and declines in store traffic.

•
The Company has revised the disclosure on page 67 of Exhibit 99.1 to the Amended Draft Registration Statement to quantify the reduced capital expenditures, suspended store and office rent payments and cost savings related to furloughed store associates as a result of COVID-19 and to further clarify that such measures were each temporary measures implemented in 2020.

•
The Company has revised the disclosure on pages 28 and 67 of Exhibit 99.1 to the Amended Draft Registration Statement to address the Staff’s comment above with respect to the growth in the Company’s direct channel in 2020.

Key Factors Affecting Our Business, page 62

8.	Please provide context for the profit improvement plan by discussing and quantifying, to the extent you are able, the costs associated with the separation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has deleted the reference to its profit improvement plan on page 68 of Exhibit 99.1 to the Amended Draft Registration Statement as the key factor discussion was intended to address its product assortment generally. The Company further advises the Staff that it has included additional disclosure on costs associated with the separation in the section captioned “Unaudited Pro Forma Combined Financial Statements” on pages 55-61 of Exhibit 99.1 to the Amended Draft Registration Statement.

5	May 28, 2021

Results of Operations
Results of Operations-2020 Compared to 2019, page 68

9.
We note that you use the change in VS’s comparable sales to provide an indication of period over period growth.  We also note your disclosure on pages 58 and 68 that, “Stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more,” and thus, “comparable sales results for 2020 exclude stores that were closed for four consecutive days or more as a result of the COVID-19 pandemic.”  Given your disclosure elsewhere provides that all your stores in the U.S. were closed on March 17, 2020 and most remained closed until the beginning of your third quarter, it appears that at least all of your U.S. stores would be excluded from this calculation as they appear to have been closed for greater than four consecutive days in 2020.  Please revise your disclosure to clarify as much.  To the extent that all of your U.S. stores are excluded from this calculation, please explain the significance of this metric for the periods presented.

Response:

The Company respectfully advises the Staff that stores are excluded from the comparable sales calculation only for the days that they are closed if such stores are closed for a period longer than four consecutive days. Once a store re-opens, it is then included in the calculation.  The Company has revised the disclosure on pages 63, 75 and 78 of Exhibit 99.1 to the Amended Draft Registration Statement to clarify accordingly.

10.
Reference is made to your discussion of changes in net sales for fiscal 2020 as compared to fiscal 2019.  Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified.  Please also revise to define the terms conversion and average unit retail, as we note that they are both used in several places in your prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure (i) on pages 78 and 79 of Exhibit 99.1 to the Amended Draft Registration Statement to quantify where practicable the incremental impact of certain factors contributing to a material change in line items between periods and (ii) on pages 3, 75-76 and 90 of Exhibit 99.1 to the Amended Draft Registration Statement to define the terms conversion and average unit retail. The Company further advises the Staff that the sub-section captioned “Results of Operations—2020 Compared to 2019—Net Sales” on pages 77 and 78 of Exhibit 99.1 to the Amended Draft Registration Statement includes a detailed tabular breakdown of factors that contributed to a material change in net sales between periods.

6	May 28, 2021

Business, page 79

11.
In an appropriate place in your Business section, please discuss the material effects that compliance with government regulations may have on your business, as required by Item 101(c)(2)(i) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.

Our Brands PINK, page 82

12.
Your disclosure here indicates that you offer swimwear products under your PINK brand. Yet, your disclosure on page 70 indicates that you exited the swim business under the PINK brand.  Please revise for consistency or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 of Exhibit 99.1 to the Amended Draft Registration Statement to clarify that the Company subsequently re-entered the swim business.

Franchise, License and Wholesale Arrangements, page 85

13.
Please discuss the material terms of your franchise, license, wholesale and joint venture arrangements.  Describe what obligations you have to your partners under these arrangements, the amount of control you have over day-to-day operations of the franchisees, the duration of the arrangements, and any other material terms including how royalties and franchise fees are assessed.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96 of Exhibit 99.1 to the Amended Draft Registration Statement accordingly.

Exhibits

14.
To the extent material, please file any agreements related to your joint venture partnership with Next PLC, ABL Facility, and Secured Foreign Facilities as exhibits to the registration statement.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•
The Company’s joint venture partnership with Next PLC for its U.K. and Ireland business is not material to its business as a whole. The Company’s revenue from such regions was less than 1% and 2% of total revenue in 2020 and 2019, respectively.

•
Certain of our subsidiaries are guarantors under the L Brands ABL Facility. Such obligations under the ABL Facility are expected to be terminated in connection with the Separation, subject to consent of the lenders party thereto.

7	May 28, 2021

•
The Foreign Facilities are utilized by certain of the Company’s China subsidiaries to support their operations with aggregate lending commitments of $30 million as of January 31, 2021 and accordingly, are not material to its business. The Company further expects to terminate the Foreign Facilities prior to the Separation.

Accordingly, the Company respectfully advises the Staff that it does not believe any agreements related to its joint venture partnership with Next PLC, the ABL Facility or the Foreign Facilities are required to be filed as exhibits to the Amended Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

* * *

Please do not hesitate to contact me at (212) 450-4135 or deanna.kirkpatrick@davispolk.com or Roshni Banker Cariello at (212) 450-4421 or roshni.cariello@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Cc	Martin Waters, Chief Executive Officer, Victoria’s Secret & Co. Roshni Banker Cariello, Davis Polk & Wardwell LLP